HALE AND DORR LLP
COUNSELORS AT LAW

**www.haledorr.com**
60 STATE STREET • BOSTON, MA 02109
617-526-6000 • FAX 617-526-5000


03050529

WENDELL C. TAYLOR
617-526-6335
wendell.taylor@haledorr.com

May 15, 2003


RECD S.E.C.
MAY 1 5 2003
1086

**By Hand**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: BETA Systems Software Aktiengesellschaft
Submission of Information Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
(Rule 12g3-2(b) File No. 82-4631)

SUPPL

Ladies and Gentlemen:

Enclosed for filing on behalf of Beta Systems Software AG (the "Company"), pursuant to Rule 12g3-2(b)(1)(i), File No. 82-4631, is one copy of the Company's Report for the First Quarter ended March 31, 2003.

If you have any questions regarding this submission or require additional information, please feel free to contact me at (617) 526-6335.

Please acknowledge receipt and filing of the enclosed materials by stamping the enclosed copy of this letter and returning it to the person making this filing.

Very truly yours,

Wendell C. Taylor

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

WCT:bas
Enclosures

_betasystems



QUARTERLY REPORT

# Beta Systems Software AG Announces Results For The First Quarter 2003

- **Start of "Go Ahead Beta" program**
- **Management reaffirms outlook for 2003 despite ongoing weak economic environment**

**Berlin, May 7, 2003** - Beta Systems Software AG, Berlin, today announced results for the first quarter ended March 31, 2003.

*Financial Highlights First Quarter 2003*

- Sales revenues decreased by 15.8% to Euro 9.3 million (Q1 2002: Euro 11.1 million)
- Operating loss of Euro 1.5 million (Q1 2002: operating profit Euro 0.3 million)
- Pre-tax loss of Euro 1.2 million (Q1 2002: pre-tax profit Euro 0.7 million)
- Net loss of Euro 0.5 million (Euro 0.14 per share)
- Non-recurring result effect of Euro 0.3 million through integration costs of Systor Security Solutions GmbH
- Positive cash flow of Euro 8.1 million in first quarter of 2003
- Increased cash position of Euro 23.7 million

*Comments of the Management Board*

Karl-Joachim Veigel, CEO of Beta Systems Software AG, commented: "Beta Systems operates in a strongly cyclical industry, and this is reflected in our results for the first quarter. In what was a typically weak quarter in terms of sales and profits, we were able to generate modest license sales, in contrast to the strong results at the end of 2002 and compared with an extraordinarily positive Q1 2002. Sales in the first quarter of 2003 fell slightly short of our forecast, and are a clear indication of our customers' expected reluctance to invest at the beginning of the new fiscal year."

Mr Veigel added: "With the acquisition of the operating business of Systor Security Solutions GmbH, we started our 'Go Ahead Beta' program in the first quarter of 2003. The integration of our new employees, products and partners is going according to plan. In particular, the very positive customer response and support for the recently acquired Security Administration Manager product line have been very pleasing. We sold a license and maintenance agreement to a large Swiss financial group in the first quarter which will also lead to significant revenues resulting from associated services during 2003. The current costs of the new security product line were largely covered by the almost seamless business acquisition shortly after the inclusion of SAM in our sales portfolio, so that only the scheduled non-recurring integration costs of Euro 0.3 million had an impact on our quarterly result."

Mr Veigel concluded: "Despite the Euro 2.2 million cash outflow resulting from the acquisition, we have been able to further expand our liquidity position with a positive cash flow of Euro 8.1 million, and are



extremely well equipped to implement our growth program. We expect the acquisition to bring a further significant growth in sales to over Euro 50 million for the fiscal year 2003, and a further improvement of the pre-tax result at the fiscal year level."

***Start of the "Go Ahead Beta" Program***

Beta Systems has instigated a new initiative with its "Go Ahead Beta" program which, in addition to organic growth, also provides for selective investments aimed at strengthening its technology, product range and customer base. The program's aim is to become a strategic supplier and leading European solution provider of a software infrastructure designed to safeguard and control customers' business-critical applications.

Specifically, the program provides for the following activities:

- Completion of the product portfolio through advancement into infrastructure software market segments for Linux/UNIX products.
- Linking of products at the infrastructure software level to customers' company-critical business processes.
- Acquisition of several companies to achieve the target portfolio, strengthening solution sales and extension of the Consulting service.

The first quarter of 2003 saw the commencement of the implementation, with 60 months scheduled for completion of the program.

***Acquisition of Operating Business of Systor Security Solutions GmbH***

- Additional anticipated sales volume of Euro 10 million for 2003 as a whole
- Sales income of Euro 1.7 million in first quarter of 2003
- Non-recurring integration costs of Euro 0.3 million
- Capitalization of acquisition costs of Euro 2.2 million

Beta Systems took over the operating business of Cologne-based Systor Security Solutions GmbH (SSSG), a subsidiary company of the insolvent Systor AG, Zurich, with effect from 10 February 2003. The contract includes the acquisition of all product rights of the Security Administration Manager (SAM) product line and the customer and service agreements. The acquisition increased Beta Systems' headcount by approximately 80 employees. Many large enterprises in Germany, Europe, and North America use SAM for central and cross-system administration of user rights.

By integrating SAM into the Beta 88 zSecurity product suite of Beta Systems' Data Center Management business unit, it will be possible to expand this IT security solution which is implemented on the mainframe to include a company-wide and cross-platform security management system. The main objective of the acquisition is to significantly expand the company's competitive position as an important

European infrastructure software supplier in the rapidly growing European IT security management market. Beta Systems Software AG expects these investments to generate additional sales of around Euro 10 million in fiscal year 2003.

The new SAM product line generated sales revenues of Euro 1.7 million in February and March 2003. This figure included license revenues of Euro 1.1 million. The revenues offset the division's operating costs, with non-recurring integration costs of Euro 0.3 million affecting net income.

Beta Systems paid cash totaling Euro 2.2 million for the acquisition. Euro 1.5 million of which was accounted for by the purchase price. The purchase price was rounded out by Euro 0.2 million of ancillary subsidiary purchase costs and severance payments of Euro 0.5 million for employees which were not taken over.

Euro 1.3 million software development costs for the SAM product, Euro 0.1 million fixed assets and goodwill of Euro 1.0 million were capitalized as part of the balance sheet valuation of the acquired SSSG assets. On the liabilities side, Euro 0.2 million of liabilities arose through the entry into maintenance agreements for SAM already billed before the acquisition.

The SSSG assets acquired also include the 100 percent stake in Systor Security Solutions Inc. (SSSI), based in Washington DC. As the full balance sheet valuation of this new subsidiary company could not be completed due to the insolvency proceedings still ongoing as of March 31, 2003, SSSI has not yet been included in the consolidated Beta Systems group. Accordingly, the results of this subsidiary company are not yet included in the Beta Systems Software AG financial statements for the first quarter of 2003.

***Further Operating Highlights***

- Listing on the newly created Prime Standard segment of the German stock exchange
- Outsourcer Atos Origin to administer Resource Access Control Facility (RACF) systems with Beta 88 zSecurity
- Beta Systems presents new versions and components of products at CeBIT 2003

With the start of the first quarter of 2003, Deutsche Börse AG listed Beta Systems Software AG shares for trading on the newly created "Prime Standard" segment. Beta Systems already complies with the high standards of transparency and communication which are the conditions for listing in the "Prime Standard".

Utrecht-based Atos Origin Netherlands, one of the largest European IT service providers, will in future securely manage, monitor and audit the RACF security systems of its 27 IBM mainframes with Beta Systems' IT security software products.

At this year's CeBIT, Beta Systems exhibited the new version of the Beta 48 Extended Job Manager, which will be marketed from the second quarter of 2003. Beta 48 now also supports control of SAP R/3 Business Warehouse job processing as well as control of job processing on IBM's iSeries (AS/400), a computer platform that is used frequently, particularly in Spain and France. Furthermore, the new component Beta 93 UX Archive was presented at CeBIT 2003 in March. This module supports the automatic and audit-compatible long-term archiving of structured documents under UNIX or Linux up to several terabytes. Beta 93 UX Archive can be used as an addition to Beta Systems' Output and Document Management solution Beta 93 UX for processing particularly large volumes of data in the UNIX and Linux environment.

***Revenue Development***

The Company's sales revenues comprise software licenses, maintenance and services. Sales revenues decreased by 15.8% to Euro 9.3 million in the first quarter of 2003 from Euro 11.1 million in the first quarter of 2002. In the corresponding quarter of the previous year, Beta Systems was able to realize an important major contract, which could not be repeated on the same scale in the first quarter of 2003. The impact of this extraordinarily high revenue level in the first quarter of 2002 makes a comparison of the respective sales and income figures difficult.

Licenses revenues decreased by 34.0% to Euro 3.2 million in the first quarter of 2003 from Euro 4.9 million in the first quarter of 2003. The decrease was due in large part to decreased revenue from new licenses. Sales from new licenses (20.8% of total revenue) were Euro 1.9 million in the first quarter of 2003, compared with Euro 3.3 million in the first quarter of 2002 – a 40.3% decline. At the same time, sales from license upgrades (13.9% of total revenue) decreased to Euro 1.3 million in the first quarter of 2003, from Euro 1.7 million in the first quarter of 2002. Maintenance revenue (55.9% of total revenue) decreased by 5.6% to Euro 5.2 million in the first quarter of 2003 from Euro 5.5 million in the first quarter of 2002, due mainly to several terminations of maintenance contracts in Germany and North America. Revenue from Services (9.4% of total revenue) increased by 36.4% from Euro 0.6 million in the first quarter of 2002 to Euro 0.9 million in 2003.

***Development of Business Units***

All business units generate revenues from product licenses, maintenance and services. The Data Center Management and Document Management business units operate primarily in the German and European markets, while the Storage Management business unit is mainly active in North America. The segment results for the Data Center Management division include sales, non-recurring integration costs and operating costs for the months of February and March 2003 in connection with the acquisition of the SAM product line.

Revenues in the Document Management, Storage Management and Data Center Management divisions were 28.6%, 8.9% and 62.5% of revenues respectively in the first quarter of 2003, compared with 38.1%, 10.9% and 51.0% respectively in the corresponding period in the previous year. Revenues in the Data

Center Management division were up 3.2% on the first quarter of 2002, and decreased in the Document and Storage Management divisions by 36.7% and 31.3% respectively.

Operating losses for the Data Center Management business unit were Euro 0.4 million in the period under review, compared with an operating profit of Euro 1.3 million in the first quarter of 2002. This was due, apart from the decrease in sales in the first quarter of 2003, to the integration costs following the acquisition of Systor Security Solutions GmbH. The Document Management business unit posted an operating loss of Euro 1.0 million in the first quarter of 2003, compared with an operating profit of Euro 0.8 million in the corresponding period of the previous year. In the Storage Management business unit, the reorganization action plan was completed by the end of 2002. As a result, the operating loss for the Storage Management business unit decreased from Euro 1.9 million in the first quarter of 2002 to Euro 0.1 million in first quarter 2003.

***Gross Profit***

Gross profit decreased by 27.9% to Euro 6.4 million in the first quarter of 2003, compared with Euro 8.9 million in the first quarter of 2002. The gross margin decreased to 68.5% in the first quarter of 2003 from 80.1% in the previous year. This was due mainly to the depreciation for capitalized software development costs which remained at the same level against a background of decreased license revenue. In addition, gross profit was affected by a negative gross profit from Services after taking over the operational business of Systor Security Solutions. Because of the liquidation process, the capacity utilization of the service personnel in customer projects for the SAM product line was on a low level.

***Cost and Expenses Development***

Operating costs decreased by 8.0% to Euro 7.9 million in the first quarter of 2003, from Euro 8.6 million in the first quarter of 2002, due mainly to cost savings in selling and general administrative costs. Selling costs decreased by 15.7%, and general administrative costs decreased by 8.0%, on the corresponding period in the previous year. This was due primarily to the restructuring of the Storage Management business unit and respective Tantia companies in North America in the last fiscal year.

Research and Development costs were Euro 2.3 million in the first quarter of 2003 (Q1 2002: Euro 2.1 million) – an increase of 6.9%. This figure reflects increased investment in the development of products for the Job, Security and Output Management in UNIX and Linux environments. As a consequence of the takeover of the research and development activities for the SAM product line at the new company location in Cologne, Germany, there were additional Research and Development costs.

The decrease in total revenues caused the level of operating expenses measured against sales to rise to 84.9% in the first quarter of 2003 from 77.8% in the corresponding period in the previous year.

### *Income*

The operating loss in the first quarter of 2003 was 1.5 million, compared with an operating profit of Euro 0.3 million in the corresponding quarter of the previous year. The company recorded other income of Euro 0.2 million. The loss before tax and interest (EBIT) was Euro 1.4 million in the first quarter of 2003, compared with a profit of Euro 0.6 million in the first quarter of 2002. Net interest income rose to Euro 0.2 million (Q1 2002: Euro 0.1 million). The pre-tax loss was Euro 1.2 million in the first quarter of 2003 (Q1 2002: Euro 0.7 million).

### *Tax Expenditure and Net Income*

The tax benefit for the first quarter of 2003 was a result of the use of Euro 0.6 million deferred taxes for losses carried forward. Therefore, this benefit did not impact liquidity. The net loss in the first quarter of 2003 was Euro 0.5 million, or Euro 0.14 per share, compared with a net profit of Euro 0.3 million, or Euro 0.08 per share, in the first quarter of 2002. The weighted average number of shares issued remained unchanged at 3,914,626 in the first quarter of 2003.

### *Financial Position*

At March 31, 2003, the company had cash and cash equivalents of Euro 23.7 million and shareholders' equity of Euro 27.1 million compared to cash and cash equivalents of Euro 15.7 million and shareholders' equity of Euro 27.9 million at December 31, 2002.

### *Personnel Development*

Due to the takeover of around 80 employees in the Development, Sales and Services divisions of Systor Security Solutions at the Cologne and Washington DC sites, the number of employees at Beta Systems Software AG rose from 293 at the end of the fiscal year 2002 to 377 as at March 31, 2003.

### *Beta Systems mourns Alfred H. Tauchnitz*

The employees, Management Board and Supervisory Board of Beta Systems Software AG were profoundly saddened by the news of the sudden death of its Supervisory Board Vice Chairman, founding member and Chairman of the Board for many years standing, Alfred H. Tauchnitz. Mr Tauchnitz passed away in Berlin on April 6, 2003 at the age of 64.

In Alfred H. Tauchnitz Beta Systems Software AG has lost a visionary leader who was held in equally high regard both within the company itself and in the IT industry at large. Mr Tauchnitz helped shape the company over a long period of time and made it a household name in the IT industry in Germany, Europe and North America. His ideas and commitment made an important contribution, over more than twenty years, to the development of IBM mainframe software solutions for the automation of data processing in data center production.

In 1999, Alfred H. Tauchnitz was elected Supervisory Board Vice Chairman, a role he occupied at Beta Systems Software AG until his death.



*Conference Call*

The results for the first quarter of 2003 will be commented by Management on **Wednesday, May 7, 2003** within the scope of a telephone conference. The conference will take place at **14.00 CET** on **telephone number +49 (0)69 / 58 999 0509 (access code: "betasystems")**. A tape recording of the telephone conference will be available for twenty-four hours after on telephone number 069 / 58 999 0532 (access code: 783832). Mr Arne Baßler is available on telephone number 030 726 118 -170 to answer any questions you may have ahead of the telephone conference.

The Management Board

***Disclosure of Director's Holdings of Beta Systems Software AG (unaudited)***

| **At March 31, 2003** | **Number of shares** | **Number of options** |
|---|---|---|
| **Management Board** | | |
| Karl-Joachim Veigel | 58,470 | 29,600 |
| Ralf Männlein | 4,100 | 24,600 |
| Dr. Oskar von Dungern | 2,020 | 24,600 |
| **Supervisory Board** | | |
| Harald J. Joos | 1,000 | 5,000 |
| Alfred H. Tauchnitz * | 589,250 | 5,000 |
| Dr. Karl Kauermann | - | 5,000 |
| Bernhard Auer | - | 5,000 |
| Stefan Hillenbach ** | 1,644 | 5,616 |
| Martina Dymala ** | 170 | 5,820 |
| **Beta Systems Software AG** | | |
| Repurchased shares | 60,305 | - |

*Company founder
**Employee representatives

_betasystems

**Beta Systems Software AG, Berlin, Germany**

Beta Systems Software AG (Deutsche Börse - Prime Standard: BSS) is a leading provider of intelligent, high-performance solutions for the administration of bulk data. Beta Systems supplies software which enables enterprises to streamline and simplify their data center, backup, and document management processes. The company specializes in the automation and optimization of its customers' high volume data processing systems, focusing on handling, storing, and distributing data and documents in the most cost effective and intelligent way. Beta Systems' customers are typically large organizations in the industrial, finance, telecommunications, energy, service, and public sectors whose previous methods of data management involved cumbersome procedures consuming a great deal of time, money, and other resources. The solutions developed by Beta Systems have an open architecture and create an information infrastructure which considerably reduces the previous complexity of the customer's information management. Beta Systems' products are distributed worldwide by its own subsidiaries as well as partner organizations. The company has been publicly traded since 1997 and has 377 employees worldwide (as of March 2003). For further information, please visit the company website at www.betasystems.com.

**Contacts:**

**Investor Relations**
Arne Bassler
Beta Systems Software AG
Tel.: +49 (0)30 726 118 -170
Fax: +49 (0)30 726 118 -881
e-mail: arne.bassler@betasystems.com

**Public Relations**
Stefanie Katrin Fehse
Beta Systems Software AG
Tel.: +49 (0)30 726 118 -674
Fax: +49 (0)30 726 118 -852
e-mail: stefanie.fehse@betasystems.com

Except for the historical information herein, the matters discussed in the news release include forward-looking statements within the meaning of the 'safe harbor' provisions of the US Private Securities Litigation Reform Act of 1995, that may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product demand, the impact of competitive products and pricing, changing economic conditions both here and abroad, timely development and release of new products by strategic suppliers and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission, as well as the effect of the Company's accounting policies.



**Beta Systems Software AG and Subsidiaries**
**Consolidated Statements of Operations**
**(In US GAAP, Euro in thousands, except share data)**

| | Three months ended March 31, 2002 (unaudited) | 2003 (unaudited) |
|---|---|---|
| Revenues: | | |
| Product licences | 4,913 | **3,243** |
| Maintenance | 5,530 | **5,219** |
| Service | 641 | **874** |
| Total revenues | 11,084 | **9,336** |
| Cost of revenues: | | |
| Product licences | 378 | **522** |
| Maintenance | 1,293 | **1,339** |
| Service | 538 | **1,075** |
| Total cost of revenues | 2,209 | **2,936** |
| Gross profit | 8,875 | **6,400** |
| Operating expenses: | | |
| Selling | 4,098 | **3,453** |
| General and administrative | 2,408 | **2,215** |
| Research and development | 2,113 | **2,258** |
| Amortization of intangible assets | 0 | **7** |
| Total operating expenses | 8,619 | **7,933** |
| Operating income (loss) | 256 | **(1,533)** |
| Other income, net | 359 | **180** |
| Interest income | 106 | **175** |
| Income (loss) before income taxes and minority interest | 721 | **(1,178)** |
| Income tax expense (benefit) | 420 | **(629)** |
| Minority interest in earnings of subsidiaries | (10) | **0** |
| **Net income (loss)** | 311 | **(549)** |
| **Weighted average number of shares used to compute net income (loss) per ordinary share** | | |
| Basic and diluted | 3,914,626 | 3,914,626 |
| **Net income (loss) per ordinary share** | | |
| Basic and diluted | 0.08 | **(0.14)** |
| **Number of employees** | 340 | **377** |

See accompanying Notes to the Consolidated Financial Statements



**Beta Systems Software AG and Subsidiaries**
**Condensed Consolidated Balance Sheets**
**(In US GAAP, Euro in thousands)**

| | At December 31, 2002 (audited) | At March 31, 2003 (unaudited) |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | 15,740 | 23,668 |
| Short-term bank deposits | 2,500 | 0 |
| Marketable securities available for sale, at fair value | 842 | 702 |
| Accounts receivable, net | 20,384 | 19,759 |
| Other current assets | 2,503 | 4,167 |
| Total current assets | 41,969 | 48,296 |
| Property and equipment, net | 3,252 | 3,045 |
| Capitalized software development costs, net | 2,888 | 4,194 |
| Goodwill and other intangible assets, net | 0 | 1,158 |
| Other assets | 6,570 | 5,533 |
| Total assets | 54,679 | 62,226 |
| Current liabilities: | | |
| Current installments of obligations under capital leases | 384 | 388 |
| Accounts payable | 1,052 | 1,008 |
| Deferred revenue | 11,766 | 20,369 |
| Other current liabilities | 8,780 | 8,623 |
| Total current liabilities | 21,982 | 30,388 |
| Long-term debt and capital lease obligations, excluding current installments | 430 | 336 |
| Other liabilities | 4,391 | 4,401 |
| Total liabilities | 26,803 | 35,125 |
| Shareholders' equity | 27,876 | 27,101 |
| Total liabilities and shareholders' equity | 54,679 | 62,226 |

See accompanying Notes to the Consolidated Financial Statements



**Beta Systems Software AG and Subsidiaries**
**Condensed Consolidated Statements of Cash Flow**
**(In US GAAP, Euro in thousands)**

| | Three months ended March 31, 2002 (unaudited) | Three months ended March 31, 2003 (unaudited) |
|---|---|---|
| **Operating activities** | | |
| Net income (loss) | 311 | **(549)** |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Depreciation and amortization | 617 | **610** |
| Change in working capital and other adjustments | 9,052 | **8,304** |
| **Net cash provided by operating activities** | 9,980 | **8,365** |
| **Investing activities** | | |
| Purchases of property and equipment, net of disposals | (239) | **(160)** |
| Capitalization of software development costs | (204) | **(114)** |
| Proceeds from sales of property and equipment | 18 | **12** |
| Repayment of short-term investment | 0 | **2,500** |
| Cash paid for acquisitions and purchase of marketable securities, net | (2,498) | **(2,420)** |
| **Net cash used in investing activities** | (2,923) | **(182)** |
| **Financing activities** | | |
| Net change in short-term borrowings and long term-debt | 0 | **5** |
| Payment of long-term debt | (94) | **(94)** |
| **Net cash used in financing activities** | (94) | **(89)** |
| Effect of exchange rate changes on cash | 44 | **(166)** |
| **Increase in cash and cash equivalents** | 6,963 | **8,094** |
| **Cash and cash equivalents at beginning of period** | 13,658 | **15,740** |
| **Cash and cash equivalents at end of period** | 20,665 | **23,668** |
| **Supplementary cash flow disclosures :** | | |
| **Non-cash investing activities** | | |
| Acquisition of equipment through capital lease obligation | 1,119 | **0** |

See accompanying Notes to the Consolidated Financial Statements

**Beta Systems Software AG and Subsidiaries**
**Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)**
**(In US GAAP, Euro in thousands, except share data)**
**Three months ended March 31, 2003 (unaudited)**

| | Ordinary shares | | Capital | Unearned | Accumulated | Accumu- | Compre- | Treasury Stock | | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| | Number of shares issued | Nominal amount | in excess of par value | deferred compensation | other comprehensive income | lated deficit | hensive income (loss) | Number of shares | Amount, at cost | Shareholders' equity |
| Balance December 31, 2001 | 3,974,931 | 10,162 | 38,716 | (871) | 2,360 | (21,445) | | (60,305) | (419) | 28,503 |
| Issuance of ordinary shares | - | - | (89) | - | - | - | | - | - | (89) |
| Net income | - | - | - | - | - | 316 | 316 | - | - | 316 |
| Other comprehensive loss, net of tax effect | | | | | | | | | | |
| Unrealized loss on investment securities | - | - | - | - | - | - | (201) | - | - | - |
| Currency translation adjustments | | | | | - | | (927) | | | - |
| *Other comprehensive loss* | - | - | - | - | (1,128) | - | (1,128) | - | - | (1,128) |
| Net loss, including comprehensive loss | - | - | - | - | - | - | (812) | - | - | - |
| Compensation related to stock options vesting | - | - | - | 274 | - | - | | - | - | 274 |
| Balance December 31, 2002 | 3,974,931 | 10,162 | 38,627 | (597) | 1,232 | (21,129) | | (60,305) | (419) | 27,876 |
| Issuance of ordinary shares | - | - | - | - | - | - | | - | - | - |
| Net loss | - | - | - | - | - | (549) | (549) | - | - | (549) |
| Other comprehensive loss, net of tax effect | | | | | | | | | | |
| Unrealized loss on investment securities | - | - | - | - | - | - | (141) | - | - | - |
| Currency translation adjustments | | | | | - | - | (127) | - | - | - |
| Other comprehensive loss | - | - | - | - | (268) | - | (268) | - | - | (268) |
| Net loss, including comprehensive loss | - | - | - | - | - | - | (817) | - | - | - |
| Compensation related to stock options vesting | - | - | - | 42 | - | - | - | - | - | 42 |
| Balance March 31, 2003 | 3,974,931 | 10,162 | 38,627 | (555) | 964 | (21,678) | | (60,305) | (419) | 27,101 |

See accompanying Notes to the Consolidated Financial Statements

betasystems



**Beta Systems Software AG and Subsidiaries - Notes to the Consolidated Financial Statements**
**(Euro in thousands, except share data)**

## 1. Summary of Significant Accounting Policies

*Description of Business* — Beta Systems Software Aktiengesellschaft and subsidiaries ("Beta Systems" or the "Company") develops, markets and supports enterprise automation software solutions for mainframe computers and other hardware managed by information systems departments of large corporations, government agencies and other organizations. The Company's products are designed to increase the productivity of data centers by automating manual tasks and optimizing the use of hardware resources. The Company's products feature a common comprehensive architecture which facilitates the development and integration of the Company's products across applications. The Company's principal offices are located in Berlin, Germany, and subsidiaries are located throughout Europe, North America and Australia.

*Basis of Presentation* — The consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three months ended March 31, 2003 are not necessarily indicative of the results that may be expected for the fiscal year 2003. For further information, refer to the Company's financial statements and footnotes thereto for the fiscal year ended December 31, 2002.

*Principles of Consolidation* — All companies in which Beta Systems has legal control are fully consolidated. The effects of intercompany transactions have been eliminated.

*Foreign Currencies* — The balance sheets of foreign subsidiaries have been translated to EURO on the basis of period-end exchange rates, while the income statements have been translated using average exchange rates during the period. Cumulative translation adjustments are reported as a separate component of accumulated other comprehensive income.

*Revenue Recognition* — Product license revenue, consisting of new product licenses, version upgrades and CPU upgrades, is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a licensing agreement includes multiple elements, revenues are allocated to those elements based on vendor specific objective evidence of fair value. Maintenance revenue is recognized ratably over the maintenance period. Service revenue consists principally of installation and training and is recognized as the services are performed. In addition to the existing standard software product range the Company also offers to meet the demand for individually customized software solutions. Revenues from these construction contracts are recognized according to the efforts-expended-method, a percentage-of-completion method requiring the following criteria be satisfied for revenue recognition: rights and responsibilities must be clearly defined in the contract, pre-project calculation of costs and revenues must be possible, the final profitability of the project must be able to be determined reliably and objectively, i.e. further projected costs and revenues must equally be able to be estimated accurately, risks may not hinder the ability to deliver the contract (e.g. credit risks, legal considerations), and payment by the customer must be probable.

*Research and Development and Capitalized Software Development Costs* — Research and development costs are charged to expense as incurred. Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time further development costs are capitalized. Capitalization of costs ceases when the product is available for general release to customers.

Capitalized software development costs are amortized each reporting period by the greater of (i) the straight-line method over the estimated useful life of the software (normally five years) or (ii) the ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software.

At each balance sheet date, unamortized capitalized software development costs are compared to net realizable values of those products to determine whether an impairment exists. If an impairment has occurred, the amount by which the unamortized capitalized software development costs exceeds the net realizable value (the present value of future estimated sales of the products less costs to sell) of that asset is written off.

*Advertising Costs* — Advertising costs are charged to expense as incurred.

*Cash and Cash Equivalents* — Cash and cash equivalents represent cash and highly liquid certificates of deposit and investments with original maturities of three months or less.



**Beta Systems Software AG and Subsidiaries - Notes to the Consolidated Financial Statements**
**(Euro in thousands, except share data)**

*Property and Equipment* — Property and equipment is valued at acquisition cost and subsequently depreciated using the straight-line method over the assets' useful lives as follows: building improvements — 5 to 10 years; computer equipment — 3 to 5 years; facilities and office equipment — 3 to 10 years.

*Goodwill and Other Intangible Assets* — Intangible assets including goodwill are valued at acquisition cost. At each reporting date the Company assesses the recoverability in accordance with FAS 142.

*Other Assets* — Other assets include an investment intended to fund a portion of the Company's pension obligations. The Company accounts for such investment at cash surrender value. In addition, other assets include tax receivables.

*Marketable Equity Securities*— In accordance with SFAS No. 115 the Company has classified these securities as "available-for-sale" and reports them at fair value based on market quotations. Unrealized holding gains and losses are accounted for as other comprehensive income and accumulated as a separate component of shareholders' equity until realized. A decline below cost in the market value of any available-for-sale security that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings, and a new cost basis is established.

*Fair Value of Financial Instruments*— Financial instruments of the Company consist primarily of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued liabilities and long-term debt. The fair value of long-term debt does not vary materially from its carrying value. The carrying value of other financial instruments approximates their fair value because of the short maturity of such instruments.

*Stock Option Plan* — The Company accounts for its stock incentive plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation* permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant.

Alternatively, SFAS No. 123 also allows entities to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made, as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

*Net Income (Loss) Per Share* — Basic net income (loss) per ordinary share has been calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during each period. Diluted net income (loss) per ordinary share has been calculated in accordance with SFAS No. 128 to reflect the effect of dilutive securities.

The effect of stock options was not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.

| **Three months ended March 31,** | **2002** | **2003** |
|---|---|---|
| Net Income (Loss) – Basic and Diluted | 311 | (549) |
| Weighted Average Number of Shares – Basic and Diluted | 3,914,626 | 3,914,626 |

Because the effect of stock options outstanding in 2002 and in the quarter ended 31 March 2003 would have been antidilutive, basic and diluted net income (loss) per share are the same for all periods presented.

*Use of Estimates* — The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Reclassifications* — Certain reclassifications have been made to the consolidated financial statements for 2002 to conform to the 2003 presentation.



**Beta Systems Software AG and Subsidiaries - Notes to the Consolidated Financial Statements**
**(Euro in thousands, except share data)**

## 2. Segment Information

All segments derive revenues from sales of product licenses as well as maintenance and consulting services. The accounting policies of the operating segments are the same as those described in Summary of Significant Accounting Policies. Segment amounts disclosed are prior to any elimination entries made in consolidation. Additionally, entities in Germany and Canada engage in research and development activities.

| **Three months ended March 31, 2002** | **Storage Management** | **Data Center Management** | **Document Management** | **Total** |
|---|---|---|---|---|
| Revenues from Customers | 1,208 | 5,652 | 4,224 | 11,084 |
| Intersegment Revenues | 211 | 986 | 737 | 1,934 |
| | 1,419 | 6,638 | 4,961 | 13,018 |
| Operating Income (Loss) before Taxes | (1,871) | 1,335 | 792 | 256 |

| **Three months ended March 31, 2003** | **Storage Management** | **Data Center Management** | **Document Management** | **Total** |
|---|---|---|---|---|
| Revenues from Customers | 830 | 5,833 | 2,673 | 9,336 |
| Intersegment Revenues | 198 | 1,393 | 639 | 2,230 |
| | 1,028 | 7,226 | 3,312 | 11,566 |
| Operating Income (Loss) before Taxes | (122) | (440) | (964) | (1,526) |

A reconciliation of the income (loss) before taxes assets of the reportable segments to the Company's consolidated totals is as follows:

| **Three months ended March 31,** | **2002** | **2003** |
|---|---|---|
| Income (Loss) before Income Taxes | | |
| Total Operating Income (Loss) for Reportable Segments | 256 | (1,526) |
| Amortization of Intangible Assets | 0 | (7) |
| Other Income, net | 359 | 180 |
| Interest Income | 106 | 175 |
| Consolidated Income (Loss) before Income Taxes and Minority Interest, as reported | 721 | (1,178) |

A distribution of revenues and net operating income (loss) for the regions Germany, Europe, and America for the period ended 31 March, 2003 is as follows:

| **Three months ended March 31, 2003** | **Germany** | **Europe** | **America** | **Total** |
|---|---|---|---|---|
| Group Revenues, as reported | 4,185 | 3,616 | 1,535 | 9,336 |
| Operating Income (Loss) before Taxes | (1,851) | 190 | 135 | (1,526) |



**Beta Systems Software AG and Subsidiaries - Notes to the Consolidated Financial Statements**
**(Euro in thousands, except share data)**

## 3. Comprehensive Income (Loss)

Comprehensive income (loss) consists of the following:

| Three months ended March 31, | 2002 | 2003 |
|---|---|---|
| Net Income (Loss) | 311 | (549) |
| Other Comprehensive Income (Loss) | | |
| Foreign Currency Translation adjustments | 81 | (127) |
| Unrealized Loss on Investment Securities | 0 | (141) |
| Comprehensive Income (Loss) | 392 | (817) |

## 4. Acquisitions

On February 10, 2003, the Company assumed legal control over the operative business of Systor Security Solutions GmbH, Cologne (Germany) in the form of an "Asset Deal". The acquisition agreement provides for the transfer of all product rights of the Security Administration Manager (SAM) product line to the Company, the acquisition of the current customer base and all rights and obligations emanating from the existing customer and service contracts, and the commitment to continue in employment approximately 80 employees currently employed in development, sales, and services at Systor's present locations in Cologne and Washington DC.

SAM is an integrative and integrated software for quick and comprehensive control of enterprise-wide security management.

SAM is used by many large-scale enterprises in Germany, Europe, and North America for central and cross-system administration of user rights, and is therefore extremely well suited to enhance and add value to the Company's security suite of products.

The purchase became effective on February 01, 2003. The allocation of the purchase price is, due to ongoing negotiations, provisional. Currently the purchase price of EUR 2,215 for the acquired enterprise comprises the following:

| Acquisition Costs: Operative business of Systor Security Solutions GmbH | 2003 |
|---|---|
| Software Development Costs: SAM | 1,369 |
| Fixed Assets | 112 |
| Accrued Liabilities | (226) |
| Goodwill | 960 |
| Cash Paid for Business Acquisition | 2,215 |

The purchase price has already been paid in full.

Results of operations of the acquired business for the two months ended March 31, 2003 are included in the Company's financial results here reported. The following supplemental information discloses the pro forma results for the period ended March 31, 2003:

| At March 31, 2003 | As Reported | Pro Forma |
|---|---|---|
| Group Revenues | 9,336 | 7,621 |
| Net Income (Loss) | (549) | (770) |
| Net Income (Loss) per Share | (0.14) | (0.20) |

No material, nonrecurring items are included in the reported pro forma results of operations.